FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 17, 2018
TO THE PROSPECTUS DATED NOVEMBER 29, 2018

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated November 29, 2018, as supplemented by Supplement No. 1 dated November 29, 2018 and Supplement No. 2 dated December 13, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an update to our offering stage;

•	the declaration of cash distributions for January, February, and March 2019; and

•	the amendment of our advisory agreement.

Offering Stage

We currently expect to offer shares of common stock in the primary offering until the registration statement relating to our proposed follow-on offering is declared effective by the SEC. If we decide to terminate the primary offering at an earlier date, we will provide that information in a prospectus supplement.

Cash Distributions Declared

On December 13, 2018, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from December 31, 2018 through March 28, 2019, which distributions will be paid on January 31, 2019, February 29, 2018 and March 29, 2018. Distributions will be calculated based on stockholders of record each day during the period at a rate of (i) $0.001458630 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

Amendment of the Advisory Agreement

On December 14, 2018, we entered into an amendment to our advisory agreement, to be effective as of July 2, 2018, to clarify how the asset management fee is calculated for investments made following our most recent determination of our net asset value (“NAV”). Pursuant to the amendment, effective July 2, 2018, the asset management fee is one-twelfth of 1.0% of the most recently determined value of our assets for all assets owned as of the date of the most recently determined NAV, plus, until the date of the next determination of NAV, the cost of the asset, without deduction for depreciation, bad debts or other non-cash reserves, as of the end of the current month, for all assets acquired after the most recently determined NAV, if any. For purposes of this calculation, “cost” equals the amount actually paid (including acquisition fees and expenses) to purchase the asset, including any debt attributable to the asset, provided that, with respect to any properties we develop, construct or improve, cost includes the amount budgeted or expended by us for the development, construction or improvement of an asset. The asset management fee is based only on the portion of the cost attributable to our investment in an asset if we do not own all or a majority of an asset and do not control the asset. No other changes to the asset management fee were effected by the amendment.